MERECOT CORP.
616 Corporate Way, Suite 2-6621
Valley Cottage, NY 10989

April 11, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Merecot Corp.'s - Registration Statement on Form S-1
    Amendment No. 1
    Filing No. 333-194145

Dear: Matthew Crispino

In response to your letter dated March 25, 2014 which included comments regarding our registration statement, we have prepared the following responses:

COVER PAGE

COMMENT: 1

YOU APPEAR TO BE A SHELL COMPANY AS DEFINED IN RULE 405, BECAUSE YOU APPEAR TO HAVE NO OR NOMINAL OPERATIONS AND NO OR NOMINAL ASSETS. AS SUCH, YOU SHOULD DISCLOSE THAT YOU ARE A SHELL COMPANY ON YOUR PROSPECTUS COVER PAGE AND ADD A RISK FACTOR THAT HIGHLIGHTS THE CONSEQUENCES OF SHELL COMPANY STATUS. DISCUSS THE PROHIBITION ON THE USE OF FORM S-8 BY SHELL COMPANIES; ENHANCED REPORTING REQUIREMENTS IMPOSED ON SHELL COMPANIES; AND THE CONDITIONS THAT MUST BE SATISFIED BEFORE RESTRICTED AND CONTROL SECURITIES MAY BE RESOLD IN RELIANCE ON RULE 144. ALSO, DESCRIBE THE POTENTIAL IMPACT ON YOUR ABILITY TO ATTRACT ADDITIONAL CAPITAL THROUGH SUBSEQUENT UNREGISTERED OFFERINGS.

Response: We have revised that we are a shell company by adding the following disclosures:

IN PROSPECTUS COVER PAGE:

We are a development stage company with nominal operations and assets . As a result, we are considered a shell company under Rule 405 of the Securities Act and are subject to additional regulatory requirements as a result of this status, including limitations on our shareholders' ability to re-sell their shares in our company, as well as additional disclosure requirements. Accordingly, investors should consider our shares to be a high-risk and illiquid investment. See "Risk Factors" for the risks of investing in a shell company.

RULE 144:

Currently, none of our securities may be resold pursuant to Rule 144.

We are a "shell company" within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i). A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current "Form 10 information" with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. "Form 10 information" is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.

COMMENT: 2

YOUR DISCLOSURE THAT THERE IS NO MINIMUM OFFERING OF THE MERECOT SHARES IS INCONSISTENT WITH YOUR STATEMENT ON PAGE 3 THAT ALL OF THE OFFERED SHARES MUST BE SOLD FOR THE OFFERING TO CLOSE AND YOUR STATEMENT ON PAGE 8 THAT INVESTORS WILL RECEIVE A RETURN OF THEIR INVESTMENT IF ALL SHARES ARE NOT SOLD. PLEASE TELL US WHETHER THIS OFFERING IS BEING CONDUCTED ON A BEST EFFORTS BASIS WITHOUT A MINIMUM OR ON AN ALL OR NONE BASIS AND REVISE ACCORDINGLY. SIMILAR CONCERNS EXIST ON PAGES 11 AND 15.

Response: We have revised on Page 3 and Page 8 to state that: there is no minimum offering of the Merecot shares and investors will not receive a return of their investment if all shares are not sold.

RISK FACTORS, PAGE 5

COMMENT: 3

PLEASE CONFIRM TO US THAT YOU INTEND TO FILE A FORM 8-A TO REGISTER YOUR COMMON STOCK UNDER THE EXCHANGE ACT. IF NOT, INCLUDE A RISK FACTOR ALERTING INVESTORS THAT BECAUSE YOUR COMMON STOCK WILL NOT BE REGISTERED UNDER THE EXCHANGE ACT, YOU WILL NOT BE A FULLY REPORTING COMPANY BUT ONLY SUBJECT TO THE REPORTING OBLIGATIONS IMPOSED BY SECTION 15(D) OF THE EXCHANGE ACT. THE RISK FACTOR SHOULD EXPLAIN THE EFFECT ON INVESTORS OF THE AUTOMATIC REPORTING SUSPENSION UNDER
SECTION 15(D) OF THE EXCHANGE ACT, AS WELL AS THE INAPPLICABILITY OF THE PROXY RULES AND SECTION 16 OF THE EXCHANGE ACT. PLEASE MAKE SIMILAR REVISIONS TO THE DISCLOSURE UNDER "AVAILABLE INFORMATION" ON PAGE 29.

Response: We have included the following risk factor on P.5 and P.29:

We do not plan to register our common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") by filing a Form 8-A on a pre-effective basis. The consequences to investors of us being a Section 15(d) registrant in comparison to a Section 12(g) registrant are as follows: Under
Section 15(d) of the Exchange Act, we are not required to file periodic reports if we have less than 300 holders of record for the fiscal year after the year of effectiveness. if we do not register our securities under Section 12 of the Exchange Act, we may not have an ongoing periodic reporting obligation and will not be subject to the Commission's proxy rules and Section 16 of the Exchange Act.

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
COMMENT: 4

WE NOTE THAT YOU INTEND TO SELL YOUR SHARES OUTSIDE OF THE UNITED STATES. PLEASE ADVISE WHETHER YOUR EXECUTIVE OFFICERS RESIDE IN THE UNITED STATES. IF NOT, PLEASE PROVIDE A RISK FACTOR PERTAINING TO THE DIFFICULTY THAT U.S. STOCKHOLDERS WOULD FACE IN EFFECTING SERVICE OF PROCESS AGAINST YOUR OFFICERS. THIS RISK FACTOR SHOULD ADDRESS THE RISK U.S. STOCKHOLDERS FACE IN:

     *    EFFECTING SERVICE OF PROCESS WITHIN THE UNITED STATES ON YOUR
          OFFICERS;
     * ENFORCING JUDGMENTS OBTAINED IN U.S. COURTS BASED ON THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS AGAINST THE OFFICERS;
     * ENFORCING JUDGMENTS OF U.S. COURTS BASED ON CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS IN FOREIGN COURTS AGAINST YOUR OFFICERS; AND
     * BRINGING AN ORIGINAL ACTION IN FOREIGN COURTS TO ENFORCE LIABILITIES BASED ON THE U.S. FEDERAL SECURITIES LAWS AGAINST YOUR OFFICERS.

ALTERNATIVELY, PLEASE ADVISE US AS TO WHY YOU BELIEVE SUCH A RISK FACTOR IS UNNECESSARY.

Response: We have added the following risk factor:

Our executive officers do not reside in the United States. The U.S. stockholders would face difficulty in:

     *    effecting service of process within the United States on our officers;
     * enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
     * enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against our officers; and
     * bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against our officers.

RISKS RELATED TO OUR BUSINESS

AS A DEVELOPMENT STAGE COMPANY..., PAGE 5

COMMENT: 5

YOU INDICATE IN THIS RISK FACTOR THAT YOU HAVE NOT COMMENCED OPERATIONS AND HAVE NOT YET DESIGNED OR DEVELOPED SPA WEB SERVICES. HOWEVER, YOU APPEAR TO HAVE FILED A CLIENT CONTRACT FOR WEB SERVICES AS EXHIBIT 10.1. PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS TO CLARIFY THE STATUS OF YOUR OPERATIONS AND THE STATUS AND MATERIAL TERMS OF YOUR AGREEMENT WITH SALON VICTORIA.

Response: We have revised this factor and throughout the prospectus to replace:
"we have not commenced operations" with "We have not commenced significant operations; We have concluded an agreement with Salon Victoria of 2165 South Green Rd., Cleveland, OH (Service Provider) with view to provide website service to them."

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
We have also disclosed the material terms of the agreement as follows:

TARGET/SERVICE
AND SOURCE/TARGET        1. Service Provider shall provide a web interface and
                            website to the Client to purchase spa products and equipment from various vendors

DUE DATE                 2. Service Provider grants Client free 6 months trial
                            period. After trial period expires Client has option to pay for the next service period or cancel this contract without any penalties.

METHOD OF DELIVERY       3. Service Provider shall deliver URL address for the
                            interface and the website

FEE                      4. If after the trial period Client choose to continue
                            to use services Client shall provide a written notice and pay Service Provider a monthly fee of $39.99 USD.

TERMS OF PAYMENT         5. Payment is due within 30 days since first invoice
                            issue date.

OWNERSHIP                6. The website and the interface are a property of the
                            Service Provider.

CONFIDENTIALITY          7. All knowledge and information acquired during the
                            term of this Contract with respect to the business and products of the client will be treated by Service Provider as confidential until and unless stipulated by client.

CHANGES                  8. This contract can be modified orally or in writing
                            by agreement of both parties

TERMINATION              9. Either party may terminate this contract by giving
                            30 days notice in writing.

COMMENT: 6

YOUR STATEMENT THAT YOU EXPECT TO INCUR $8,000 IN FEDERAL SECURITIES COMPLIANCE COSTS AND $5,000 IN ACCOUNTING AND AUDITING COSTS IS INCONSISTENT WITH YOUR STATEMENT ON PAGE 3 THAT YOU EXPECT TO INCUR $8,000 PER YEAR IN LEGAL AND AUDIT COSTS. PLEASE REVISE OR ADVISE.

Response: We have revised for consistency the statement on page 3.

PLAN OF DISTRIBUTION

PROCEDURES AND REQUIREMENTS FOR SUBSCRIPTION, PAGE 15

COMMENT: 7

PLEASE FILE THE SUBSCRIPTION AGREEMENT AS AN EXHIBIT. REFER TO ITEM 601(B)(10)(I) OF REGULATION S-K.

Response: We are filing the subscription agreement in question as an exhibit.

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
INTERESTS OF NAMED EXPERTS AND COUNSEL, PAGE 16

COMMENT: 8

PLEASE REVISE TO DISCLOSE WHETHER THE INTEREST OF ANY EXPERT OR COUNSEL NAMED IN THE PROSPECTUS EXCEEDS $50,000. REFER TO INSTRUCTION 1 TO ITEM 509 OF REGULATION S-K.

Response: We have disclosed that the interest of any expert or counsel named in the prospectus does not exceeds $50,000 according to Instruction 1 Item 509 of Regulation S-K.

BUSINESS OF THE ISSUER

INDUSTRY, PAGE 18

COMMENT: 9

WITH RESPECT TO THE THIRD-PARTY STATEMENTS IN YOUR PROSPECTUS FROM THE SPA FINDER 2012 SPA TREND REPORT, PLEASE PROVIDE US WITH THE RELEVANT PORTIONS OF THE INDUSTRY RESEARCH REPORTS AND PUBLICATIONS YOU CITE. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK EACH SOURCE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE REFERENCED INFORMATION, AND CROSS-REFERENCE IT TO THE APPROPRIATE LOCATION IN YOUR PROSPECTUS. ALSO, PLEASE TELL US WHETHER THIS REPORT WAS COMMISSIONED FOR YOU OR FOR USE IN THE OFFERING.

Response: Regarding the third party statements we were following the fair use guidelines (http://www.mbbp.com/resources/iptech/fair_use.html) and used Chicago Manual of Style Citation Template (http://www.wikihow.com/Sample/Chicago-Manual-of-Style-Citation-Template).

We also have included the references to the source and publisher.

COMMENT: 10

YOU ARE RESPONSIBLE FOR THE ENTIRE CONTENT OF THE REGISTRATION STATEMENT AND SHOULD NOT INCLUDE LANGUAGE THAT CAN BE INTERPRETED AS A DISCLAIMER OF INFORMATION YOU HAVE CHOSEN TO INCLUDE. PLEASE REMOVE THE STATEMENT "IF TRUE" FROM THE FIRST PARAGRAPH ON THIS PAGE.

Response: We have removed the statement "if true" from the first paragraph on page 18.

SOURCES AND AVAILABILITY OF PRODUCTS AND SUPPLIES, PAGE 19

COMMENT: 11

YOUR STATEMENT ON PAGE 19 THAT YOU HAVE NO CUSTOMERS IS INCONSISTENT WITH THE CONTRACT WITH SALON VICTORIA FILED AS EXHIBIT 10.1. PLEASE REVISE OR ADVISE.

Response: We have removed the statement that we have no customers from page 19.

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
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 23

COMMENT: 12

WE NOTE THAT YOU RECEIVED A LOAN FROM MS. GONIKMAN. PLEASE FILE THIS AGREEMENT AS AN EXHIBIT PURSUANT TO ITEM 601(B)(10)(II)(A) OF REGULATION S-K. FOR ADDITIONAL GUIDANCE, REFER TO QUESTION 146.04 OF OUR REGULATION S-K COMPLIANCE AND DISCLOSURE INTERPRETATIONS.

Response: We comply with the comment and are filing the agreement as an exhibit.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FROM INCEPTION ON JUNE 21, 2013 TO DECEMBER 31, 2013, PAGE 26

COMMENT: 13

PLEASE DISCLOSE THE SOURCE OF THE REVENUE YOU EARNED DURING THIS FISCAL PERIOD.

Response: The revenue we earned comes from Salon Victoria for Online consultation to setup Merecot Web Services API (application program interface).

PLAN OF OPERATIONS, PAGE 26

COMMENT: 14

PLEASE CLARIFY HERE AND IN YOUR BUSINESS DISCUSSION IF MS. GONIKMAN WILL BE DEVELOPING YOUR WEB SERVICES OR IF YOU INTEND TO UTILIZE THE SERVICES OF THIRD PARTIES. IF YOU INTEND TO RELY ON MS. GONIKMAN TO DEVELOP THE SERVICES, DESCRIBE IN THE DISCUSSION OF HER BUSINESS EXPERIENCE ON PAGE 21 THE SOURCE AND LEVEL OF HER TECHNICAL EXPERTISE IN SOFTWARE AND WEBSITE DEVELOPMENT.

Response: We do not rely on Ms. Gonikman technical expertise in software and website development to develop our services. Instead we are in the process of researching a customizable turnkey software solution that will suit our requirements and we intend to utilize the services of the third parties.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 29

COMMENT: 15.

YOU STATE IN THIS SECTION THAT YOUR AVAILABLE CASH RESERVES ARE SUFFICIENT FOR THE COMPANY TO REMAIN OPERATIONAL. PLEASE REVISE TO SPECIFY THE NUMBER OF MONTHS YOU CAN REMAIN OPERATIONAL RELYING ON YOUR CURRENTLY AVAILABLE RESOURCES. DISCLOSE THE EXTENT TO WHICH YOU ARE CURRENTLY USING FUNDS IN YOUR OPERATIONS ON A MONTHLY BASIS.

Response: We have revised this section to disclose our estimation of the number of months we can sustain operations: Our negative cash flow per month is:
3,586/3=1,195 (Last quarter expenses/3=monthly rate). Based on this estimate and on currently cash on hand we can sustain operations until (7,830/1,195 = 6.5 months) July, 2014.

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
Please direct any further comments or questions you may have to the company's attorney:

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Lynbrook, NY 11563
(516) 887-8200 Fax: (516) 887-8250
david@dlubinassociates.com

Thank you.

Sincerely,


/s/ Evgenia Gonikman
---------------------------------
Evgenia Gonikman


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